Daplie, Inc.

A Utah Corporation

Financial Statements and Independent Accountant's Review Report

December 31, 2015

DAPLIE, INC.

TABLE OF CONTENTS



To the Board of Directors of
Daplie, Inc.
Provo, Utah

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Daplie, Inc. (Utah corporation), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from August 12, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 25, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

DAPLIE, INC.
BALANCE SHEET
As of December 31, 2015

ASSETS
Current Assets:

Cash	$ 19,340
Prepaid expenses	3,500
TOTAL ASSETS	$ 22,840

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:

Accounts payable	$ -
Convertible notes payable - current	422
Total Current Liabilities	422
Non-Current Liabilities:	
Convertible notes payable	40,000
Accrued interest payable	552
Total Non-Current Liabilities	40,552
Total Liabilities	40,974
Stockholders' Equity (Deficit):	
Common Stock, 10,000,000 authorized, $0.001 par, 100,000 issued and outstanding, 11,667 vested as of December 31, 2015	100
Additional Paid-In Capital	4,544
Accumulated Deficit	(22,778)
Total Stockholders' Equity (Deficit)	(18,134)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 22,840

DAPLIE, INC.
STATEMENT OF OPERATIONS
For the period from August 12, 2015 (inception) to December 31, 2015

Revenues:	$	-
Operating Expenses:		
General and administrative		10,473
Compensation and benefits		5,709
Sales and marketing		4,307
Professional fees		1,737
Total Operating Expenses		22,226
Loss from operations		(22,226)
Other Expenses:		
Interest Expense		552
Total Other Expenses		552
Net Loss	$	(22,778)

DAPLIE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the period from August 12, 2015 (inception) to December 31, 2015

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Number of Shares	Amount			
Balance at August 12, 2015 (inception)	-	$ -	$ -	$ -	$ -
Issuance of founders shares	100,000	100	4,544	-	4,644
Net Loss	-	-	-	(22,778)	(22,778)
Balance at December 31, 2015	100,000	$ 100	$ 4,544	$ (22,778)	$ (18,134)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DAPLIE INC.
STATEMENT OF CASH FLOWS
For the period from August 12, 2015 (inception) to December 31, 2015

Cash Flows From Operating Activities		
Net Loss	$	(22,778)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Increase in prepaid expenses		(3,500)
Increase in accrued interest payable		552
Net Cash Used In Operating Activities		(25,726)
Cash Flows From Financing Activities		
Issuance of convertible notes payable		40,422
Issuance of founders shares		4,644
Net Cash Provided By Financing Activities		45,066
Net Change In Cash		19,340
Cash at Beginning of Period		-
Cash at End of Period	$	19,340

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Daplie, Inc. (the "Company"), is a corporation organized August 12, 2015 under the laws of Utah. The Company was formed to develop personal home servers.

As of December 31, 2015, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated revenues or profits since inception, and has sustained a net loss of $22,778 for the period ended December 31, 2015. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2015.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. No property and equipment has been recorded as of December 31, 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2015.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. Certain expenses were incurred prior to the Company's inception and are recognized in these financial statements as being incurred effective on the inception date.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2015, the Company had a net operating loss $22,778. The Company incurs Federal and Utah income taxes at rates of approximately 34% and 5%, respectively, and has used an effective blended rate of 37% to derive a net deferred tax asset of $8,428. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the net operating loss carryforwards before they expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the period ended December 31, 2015, the Company recognized no interest and penalties.

The Company files U.S. federal and Utah state income tax returns. Since the Company was formed in 2015 and an extension has been filed on its 2015 tax returns, no such returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

The Company amended and restated its articles of incorporation on September 1, 2015, authorizing 10,000,000 shares of $0.001 par value common stock.

In September 2015, the Company issued a total of 100,000 shares of common stock to its two founders in exchange for services and expenses incurred on the Company's behalf totaling $4,644, which were recorded as paid-in capital on the issuance of these shares of common stock. These issuances were under founder subscription agreements which stipulated repurchase options subject to vesting schedules, whereby 80,000 shares were issued with vesting commencing in October 2015 at 1/36 per month for a period of 36 months, and 20,000 shares were issued with 5,000 shares vesting immediately and 15,000 shares subject to vesting at 1/36 per month commencing in September 2016. Unvested shares under these arrangements can be repurchased by the Company upon termination of service for any reason at the lesser of $0.10 per share or the fair value of the Company's common stock at the repurchase date (as determined by the Board of Directors). All shares issued under these arrangements become fully vested immediately prior to a change in control event, as defined in the agreements.

As of December 31, 2015, 100,000 shares of common stock were issued and outstanding and 11,667 shares of common stock were vested and no longer subject to the repurchase options.

Stock Plan

In September 2015, the Company approved its 2015 Stock Plan (the "Plan") to provide employees, officers, non-employee directors, contractors, and consultants to the Company with stock based awards. The Company reserved 100,000 shares of common stock for issuance under the Plan. No stock options have been granted as of December 31, 2015.

Warrants

In September 2015, the Company issued 790 warrants to purchase shares of common stock in exchanges for services. The warrants expire after four years in September 2019. The exercise price for the common stock warrants is $0.07 per share, or at the price per share in the next qualifying equity financing over $1,000,000, or the price per share in a change of control event (all as defined in the agreements). The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore the Company did not record an adjustment to additional paid-in capital for the value of the services received in exchange for these warrants.

DAPLIE, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and for the period from August 12, 2015 (inception) to December 31, 2015

NOTE 5: CONVERTIBLE NOTES PAYABLE

During September 2015, the Company issued six convertible notes for total principal of $40,000, all of which with related parties. These notes bear interest at 5% per annum and mature in 48 months (September 2019). Accrued interest for the first 12 months is to be capitalized to principal, then monthly payments are required thereafter at an amount determined by an eight year amortization of the principal plus capitalized accrued interest. The remaining balance plus accrued and unpaid interest is due at the end of the 48 month term in September 2019. The Company may not prepay these notes without the consent of the holder. Accrued interest on these notes was $552 as of December 31, 2015, and is classified as long-term based on the aforementioned repayment terms. Four notes are only partially convertible, and therefore the total convertible principal on these notes is $21,950 as of December 31, 2015. The notes are convertible upon a qualified equity financing (as defined in the note agreements) of $500,000 or greater at the lower of the price per share in the triggering equity financing, or at the price per share derived from a $3,000,000 valuation on the fully diluted capitalization of the Company at the conversion date. The notes are also convertible at the holder's option at any time prior to maturity at the price per share derived from a $600,000 valuation on the fully diluted capitalization of the Company at the conversion date for $21,000 of the convertible notes payable and $275,250 valuation on the fully diluted capitalization of the Company at the conversion date for $950 of the convertible notes payable.

In November 2015, the Company issued a convertible note payable to a law firm to be draw upon in exchange for legal services in the maximum principal amount of $5,000. $422 of services had been incurred as of December 31, 2015 and therefore $422 is the outstanding principal balance at December 31, 2015. This note bears interest at 4% and is payable on demand. This note is convertible into the Company's stock upon: A) Optional conversion upon a qualifying financing event (as defined in the agreement) at a price per share equal to the lowest price paid by investors in the triggering financing event; B) Optional conversion upon a change in control at a price per share at 80% the share price paid in the change in control event; C) Automatic conversion upon an initial public offering at a price per share of 80% of the lowest per share selling price at which shares of such stock are issued to the public in the initial public offering.

The Company determined that the convertible notes issued in 2015 contained conversion features that were potentially beneficial under FASB ASC 470-20, and analyzed each note accordingly. The contingent conversion features were not considered for recording a discount at issuance due to none of the triggering contingent events occurring prior to December 31, 2015, and therefore in accordance with FASB ASC 470-20 a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. The remaining conversion features were determined to not qualify as beneficial based on the Company's analysis of its valuation being less than the stock prices implied by the terms of these conversion features. Therefore, the Company concluded that no discounts were necessary on its 2015 convertible note issuances as the conversion features did not qualify as beneficial.

NOTE 6: RELATED PARTIES

During 2015, $4,000 was advanced to the Company by a related party, and subsequently repaid in 2015. The Company's founders were issued stock in exchange for services, assets, and expenses incurred prior to inception, as described in Note 4.   Convertible notes payable were issued to various related parties, as described in Note 5.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In April 2015, the FASB issued ASU No. 2015-05 on "Intangibles-Goodwill and Other-Internal-Use Software." The pronouncement provides criteria for customers in a cloud computing arrangement to use to determine whether the arrangement includes a license of software. The criteria are based on existing guidance for cloud service providers. It is effective for reporting periods beginning after December 15, 2015. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Amended and Restated Articles of Incorporation

On May 12, 2016, the Company amended and restated its Articles of Incorporation to provide a 1 for 8 stock split on all outstanding shares of common stock, change the authorized stock from 10,000,000 shares of common stock to 8,000,000 shares of $0.001 par value common stock and 2,000,000 shares of no par value preferred stock, designate the 8,000,000 shares of common stock as 6,000,000 shares of Class A Shares and 2,000,000 shares of Class B Shares, and establish various rights and privileges among the shares classes.

Common Stock

Between February and May of 2016 19,104 (152,832 after the May 12, 2016 stock split) shares of common stock were issued at prices per share between $13.15 and $27.00 (after stock split $1.64 and $3.38 per share) (weighted average of $17.08 per share before stock split and $2.13 after stock split) providing total proceeds of $326,258.

Warrants

On May 13, 2016 (after the stock split), the Company issued 19,424 warrants to purchase shares of common stock for services provided to the Company.

Convertible Securities

In May 2016, the Company issued $5,000 of convertible notes payable bearing interest at 4% per annum.

The Company has evaluated subsequent events through May 25, 2016, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.